OsNovum

A REGENERATIVE SOLUTION
FOR POORLY MINERALIZED BONES

www.osnovum.com

THE PROBLEM

People are often unaware of any deterioration of their bones until they experience a fracture, which is why osteoporosis is sometimes called the "**silent thief**".

While there are many drugs available on the market, their side effects are significant and patients often refuse the treatment to avoid those adverse effects.

Patients are left with virtually no desirable options when seeking solutions for treating low bone density.



OUR SOLUTION

What if we could restore the density of a bone **before** it has the chance to fracture?

We decided to target a patient's own bone-growing cells and give them exactly what they need to do their job: **our patented molecule**.

A localized application of our regenerative material allows a patient's bone-growing cells (**osteoblasts**) to have direct access to their bone-growing "fuel" in order to perform their natural regenerative process process effectively.

THE OSNOVUM PROCESS

Because the regenerated bone is new, the tissue is stronger, healthier, and more vital than ever

1 Our regenerative material is applied locally into an area of low bone density at risk of fracture

2 The patient's osteoblasts proliferate and absorb our compound before migrating into surrounding tissue

3 As bone-growing cells, the stimulated osteoblasts increase mineral density and vitality of local and surrounding bone



Osteoporosis



Healthy bone

Without our compound, no other material can truly stimulate bone growth.

REGENERATIVE TECHNOLOGY

When a patient's osteoblasts absorb our molecule (**SL Factor**), the proliferation of millions of cells is initiated and the rapid growth of healthy, vital bone occurs.



Osteoblasts migrating into OsNovum



After six weeks, OsNovum is forming healthy vital bone

Our material improves bone strength by stimulating osteoblasts, enabling the ability to prevent fractures in those who suffer from weak and frail bones.

PROOF OF VALUE

OsNovum introduces this groundbreaking solution thanks to decades of vigorous research and development offered by our founders through SteinerBio, proven leaders in maxillofacial bone regeneration.



Our performance as a seasoned market disruptor with an unrivaled innovation allows for a strong competitive edge.

FDA-cleared for maxillofacial use, this technology is already on the market converting poorly mineralized bone into dense, healthy bone.

TRACTION

While this technology is cleared for maxillofacial use, we sought guidance from the FDA on how to take this novel material to the skeleton.

Upon receiving our Q submission response from the FDA on device classification and requirements, we augmented our OsNovum team with a veteran FDA principal who now works as a consultant.

We have contracted with their consulting firm and we now have a regulatory expert assisting in our De Novo application.

To have this person on our side is monumental.



THE MODEL

Introducing new technology into the healthcare industry will take more than just time and effort.

We have to revolutionize the way we value skeletal health treatment and maintenance.

OsNovum will contract with top leading scientists from various fields to formulate our diagnostics and treatment protocols for the treatment of skeletal disease through OsNovum clinics.



OsNovum Clinics exclusively focused on treatment that preserves skeletal health

THE CONTEXT

WORLDWIDE

Global Incidence

More than **200 million people** struggle with osteoporosis, which causes more then 8.9 million fractures annually, resulting in an osteoporotic fracture every 3 seconds

UNITED STATES

Nationwide Incidence

54 million Americans are at risk of an osteopenic/osteoporotic bone fracture with an estimated 3 million fractures occurring next year

U.S. HEALTHCARE

The Price of Osteoporosis

By 2025, osteoporosis is predicted to account for **$25.3 billion** in annual costs related to fractures

The staggering, incalculable cost of prescription medication and personal productivity further underscores the demand for our technology.

Data

1. International Osteoporosis Foundation
2. Bone Health and Osteoporosis Foundation

THE STATUS QUO

Typically, a patient's physician has minimal training in treating osteoporosis. Most physicians simply make a diagnosis and prescribe a drug like **bisphosphonates**.

Because osteoporosis is poorly understood by many physicians, treatment is often unsuccessful, producing undesirable and sometimes permanent side effects.

Systemic drugs are virtually the only available option for patients seeking who are at risk of or are recovering from an osteoporotic bone fracture.

Our material is target-specific, intended to be applied directly to a lesion and treated locally without the worrisome systemic effects.

Our clinics will utilize the input of multiple doctors to design the comprehensive protocols that will maintain skeletal health for a lifetime.

GO-TO-MARKET

Upon receiving FDA clearance, our GTM strategy focuses on:

Audience Outreach

Osteoporosis patients, healthcare providers, orthopedic specialists, pharmaceutical companies, medical device manufacturers, and research institutions

Market Entry

Phase 1: Initial launch in major U.S. cities with high prevalence of osteoporosis
Phase 2: Expansion to key international markets in Europe and Asia

Marketing

Digital Marketing, Public Relations, Educational Content

Distribution Channels

Direct and Online Sales: Partnering with healthcare institutions and clinics for direct integration of our device
Distributor Partnerships: Collaborating with medical device distributors to reach a broader audience

Strategic Partnerships

Healthcare Institutions, Pharmaceutical Companies, Research Collaborations

Sales Team:

Dedicated Sales Force and Training Program

OUR TEAM

We not only have a seasoned, well-rounded team, but we have recently contracted with a former FDA assistant director and current biotech regulatory consultant to assist with our De Novo application.



DR. GREG STEINER
CEO



ROSLYNN STEINER
PRESIDENT



DANIEL VARGAS
VP, MARKETING

INVESTMENT OPPORTUNITY



We are seeking $60,000 in this funding round.

The FDA is requiring a De Novo device classification request. The fee for this submission is approximately $30,000.

An additional $20,000 in consulting fees will be needed to assemble the submission that outlines how our device is of moderate risk for De Novo clearance.

If approved, we will not require any human clinical trails, but there may possibly be more laboratory testing.

OsNovum

REGENERATIVE SOLUTIONS
for skeletal health

The world needs **OsNovum**.

Let's make it happen.

Thank You

👤 Dr. Greg Steiner, DDS, MS

📱 866.317.1348

🌐 www.osnovum.com

✉️ ggsteiner@osnovum.com



OsNovum

REGENERATIVE SOLUTIONS
for skeletal health

Revolutionizing bone health through our regenerative technology and advanced specialty clinics dedicated to the holistic treatment and maintenance of skeletal health